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SYNOVUS
FINANCIAL CORP.
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                                                Filed by Synovus Financial Corp.
                                                  Commission File No.  001-10312

                                        Subject Company: Synovus Financial Corp.

On December 17, 2003, Synovus Financial Corp., a Geogia corporation, issued the following press release.

                                  NEWS RELEASE

For Immediate Release
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Contact:          Aimee Davis                        Patrick A. Reynolds
                  Media Relations                    Investor Relations
                  706.644.528                        706.649.4973


                        Synovus To Acquire Trust One Bank
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          Financial Services Company Strengthens Presence in Tennessee

Columbus, Ga., December 17, 2003 - Synovus (NYSE - "SNV"), the Columbus, Georgia based diverse financial services company, today announced the signing of a definitive agreement to acquire the $423.5 million asset Trust One Bank in a tax free exchange of shares of common stock. Trust One has six branches serving east Shelby County, Tennessee, which includes Germantown, Cordova, Collierville and east Memphis. Trust One Bank further expands Synovus' growing presence in high-growth Tennessee markets. In July 2002, Synovus affiliate, The Bank of Nashville was acquired and operates six offices in the Nashville metro market.

Richard Anthony, President and COO of Synovus stated, "This is a great opportunity for the Synovus family. We are always looking for banks that share the same values we hold high at Synovus and Trust One is a perfect example of this. This acquisition allows us to further strengthen our presence in Tennessee, and through the experienced leadership of Trust One Bank, it will enable us to serve even more customers in this strong market."

James P. "Jake" Farrell, Chairman, President and CEO of Trust One Bank stated, "Trust One Bank believes in building strong relationships with each of its customers. Synovus is a company that also holds this covenant with its team members and their customers. This new partnership will provide our customers the broadest array of products and services delivered with unparalleled expertise."

Trust One Bank will continue to operate under its existing name, management team and local board of directors. The acquisition is subject to approval by the shareholders of Trust One Bank and by banking regulatory agencies. The acquisition is scheduled for completion in the second quarter 2004.

Synovus (NYSE: "SNV") is a diversified financial services holding company with more than $21 billion in assets based in Columbus, Ga. Synovus provides integrated financial services including banking, financial management, insurance, mortgage and leasing services through 40 affiliate banks and other Synovus offices in Georgia, Alabama, South Carolina, Florida and Tennessee; and electronic payment processing through an 81-percent stake in TSYS (NYSE: "TSS"), the world's largest third-party processor of international payments. Synovus is No. 9 on FORTUNE magazine's list of "The 100 Best Companies To Work For" in 2003. See Synovus on the Web at www.synovus.com.

Synovus will be filing a Registration Statement on Form S-4 and other relevant documents concerning the acquisition with the SEC. Such document also will serve as a proxy statement for Trust One Bank. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's Web site, www.sec.gov. In addition, documents filed with the SEC by Synovus will be available free of charge from the Corporate Secretary of Synovus at Suite 301, One Arsenal Place, 901 Front Avenue, Columbus, Georgia 31901, Telephone 706-649-4751. READ THE REGISTRATION STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE ACQUISITION OF TRUST ONE BANK BY SYNOVUS.


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